Argentex Mining Issues 911,867 Common Shares at CDN$0.2882 on
Partial Conversion of Convertible Debenture

Vancouver, B.C., July 17, 2013 -- Argentex Mining Corporation (“Argentex” or the “Company”) (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce that on July 15, 2013, it converted US$250,000 of the outstanding principal amount of the US$2.3 million convertible debenture issued earlier this month to Austral Gold Argentina S.A. In the partial conversion, which was effected July 15, 2013 at a conversion price of U.S.$0.274163 (CDN$0.2882) per Unit, Argentex issued 911,867 common shares and 455,933 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

The details of the private placement in which Argentex sold this Convertible Debenture and other securities to Austral Gold Argentina S.A. and its parent, Austral Gold Limited (ASX:AGD) were previously disclosed in a press release dated July 3, 2013.

After adjusting for this partial conversion, the principal balance remaining under the Convertible Debenture of US$2,050,000 can be repaid only by conversion into an additional 7,477,309 units.

Except as specified in this press release, none of the securities to be offered or sold in this private placement have been or will be registered under the United States Securities Act of 1933, as amended (the "Act"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act. The securities issued pursuant to this partial conversion are "restricted securities" under the Act and are subject to a hold period in the United States of at least six months from the date issued. In addition, these securities are subject to a hold period under applicable Canadian securities laws and the requirements of the TSX Venture Exchange, which will expire on November 3, 2013. Subject to certain exceptions, there are additional restrictions on transfer of these securities described in an Investment Agreement between Argentex and Austral Gold Limited. The Investment Agreement, together with all of the other material agreements related to the July 2, 2013 financing, are available on SEDAR at www.sedar.com.

About Argentex

Argentex Mining Corporation is an exploration company focused on developing its advanced Pinguino silver-gold project located in Santa Cruz, Patagonia, Argentina. In total, Argentex owns 100% of 100,000+ hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces. Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Contact Information:
Argentex Mining Corporation
Peter A. Ball
EVP Corporate Development
604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
604-568-1540 (FAX)
peter@argentexmining.com
www.argentexmining.com